April 9, 2007

Ronald D. Sugar
Chairman and Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

> RE: Northrop Grumman Corporation
> Form 10-K for the fiscal year ended December 31, 2006
>
> **File No. 001-16411**

Dear Mr. Sugar:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Operating Results, page 36
Segment Operating Results, page 39

1. Where changes in results are attributed to more than one factor, please revise to quantify each factor. For example, on page 46 you state that "ship revenue decreased $465 million or 8 percent, in 2006 as compared with 2005. The decreased was primarily due to lower sales volume in the DDG 1000 program driven by the transition from Phase III to Phase IV and changes in the Navy acquisition strategy regarding major sub-contractors, as well as continued recovery from the impact of Hurricane Katrina in the LPD program." Please quantify each material factor (i.e. such as price changes and / or volume changes), disclose separately the effect on operations attributable to each component of the aggregate change from year to year and disclose the nature of or reason for each component of the aggregate change. Also when individual line items, disclosed in your statement of income, significantly fluctuate in comparison to the comparable prior period, quantify and disclose the nature of each item that caused the significant change. For example we note from your statement of income that "product sales" of $18,429 million for 2006 decreased $1,131 million from "product sales" of $19,560 million for 2005 and "service revenues" of $11,719 million for 2006 increased $1,212 million from "service revenues" of $10,507 million for 2005. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the change from year to year. For example, if a company's financial statements reflect materially lower revenues resulting from a decline in volume when compared to a prior period, MD&A should not only identify the decline in sales volume, but also should analyze the reasons underlying the decline in sales. The analysis should reveal underlying material causes of the matters described and any future impact on operating results. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. Please consider the above comment for all your disclosures in your results of operation section with MD&A. See Item 303 of Regulation S-K and FR-72 for guidance.

2. Please revise your consolidated operating results and segment operating results sections in MD&A to discuss and analyze separately "cost of product sales," "cost of service revenue" and "general and administrative expenses" rather than only providing a discussion and analysis on segment operating margins. As part of

your disclosure, please describe the major cost components included in each of the above categories and provide a more detail discussion and analysis of the results for each major component. This presentation appears meaningful and relevant in providing investors full disclosure and transparent financial information as required by Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 8. Account Receivable, net, page 75

3. We note from your disclosure that your account receivable of $3,566 million at December 31, 2006, are expected to be collected in 2007 except for approximately $419 million due in 2008 and $120 million due in 2009 and later. Please tell us your basis for classifying account receivable expected to be collected after 12 months as a short-term rather than long-term asset, supported with the accounting literature used in your conclusion. We may have further comment after receipt of your response.

Note 17. Impact from Hurricane Katrina, page 86

4. We note from your disclosure in note 17 that as of December 31, 2006, management estimates that the costs to clean-up and restore your operations will total approximately $850 million, which includes $590 million to repair, or replace assets damaged by the storm. Please enhance your future filings to disclose, and provide us with the accrual balance associated with non-impairment losses (for each period presented), the reason for any significant change in the accrual balance from year to year and the nature of the estimated accruals. We also note from your second paragraph in note 17, where you state, that substantially all of the estimated cost of $850 million is expected to be recovered through the company's comprehensive property damage insurance, but in the last paragraph in note 17 you make a contradictory statement, disclosing that the insurance provider for coverage of losses in excess of $500 million advised management of a disagreement regarding coverage of losses in excess of $500 million, and this matter is currently under litigation. Please tell us your basis for disclosing to investors that management expects to recover substantially all of the estimated costs of $850 million, when in fact the insurance provider is disputing losses in excess of $500 million or revise future filing accordingly. Also enhance your future filings to disclose, and provide us with your accounting policy as it relates to insurance recoveries. As part of your response and future disclosure provide the balance of any insurance recovery receivable recognized on your balance sheet for all periods presented and your basis for recognizing such a receivable.

5. We note from paragraph six in note 17 that in accordance with cost accounting regulation relating to U.S Government contracts, the company may be required to recognize additional cost growth on its contracts and cumulative downward adjustments to its contract profit rates at a future date. You state that these adjustments are dependant upon the outcome of your discussion with your government customers. Based on the disclosure in this filing and your Form 10-K for 2005, we notice that these discussions have been ongoing for a minimum of one year, which given the significant passage of time, it appears that there may be additional information obtained by you to estimate an additional reduction to earned margins associated with these U.S. Government contracts in accordance with paragraph 8 of SFAS No. 5 and FIN 14. In this regard, please provide us with an update of your discussions with your government customers and their current status and disclose in your consolidated financial statements the amount, if any, for which you have recognized additional reduction to contract earned margins and your methods and assumptions used in estimating the additional cost growth for these U.S Government contracts. To the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your consolidated financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with each of these matters. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2. If no estimate of these amounts can be made, please explain why and state this in your revised disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Wesley G. Bush, President and Chief Financial Officer
(310) 556-4539